Exhibit 99.2

AGM GROUP HOLDINGS INC.

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

(Amounts in US$, except for number of shares)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,652,146	$18,426,622
Accounts receivable, net	54,988,661	2,608,325
Inventories	3,565,417	22,433,140
Advances to suppliers	63,262,135	40,485,521
Prepayment and other current assets	3,117,680	2,926,425
Loan receivable from third parties	1,580,000	400,000
Due from related party	175,930	39,238
Total current assets	136,341,969	87,319,271
NON - CURRENT ASSETS:
Property and equipment, net	188,305	322,397
Construction in progress	394,805	-
Intangible assets, net	7,893	8,633
Operating lease right-of-use assets	187,800	241,554
Deferred tax assets	221,195	129,034
Total non - current assets	999,998	701,618
TOTAL ASSETS	$137,341,967	$88,020,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$-	$1,568,455
Accounts payable	42,169,789	14,116,569
Accrued expenses and other payables	12,062,493	3,597,440
Advances from customers	38,568,323	42,231,914
Due to related parties	8,972,893	1,215,573
Deferred government grant - current	37,046	38,111
Operating lease liabilities - current	24,655	51,239
Total current liabilities	101,835,199	62,819,301
NON - CURRENT LIABILITIES:
Deferred government grant - non current	121,927	147,812
Total non - current liabilities	121,927	147,812
TOTAL LIABILITIES	$101,957,126	$62,967,113

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	2,100	2,100
Additional paid-in capital	26,010,366	26,010,366
Statutory reserves	348,131	63,659
Retained earnings/(Accumulated deficit)	12,822,783	(1,459,779)
Accumulated other comprehensive (loss)/income	(3,822,794)	413,175
Total shareholders’ equity	35,384,841	25,053,776
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,341,967	$88,020,889

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in US$, except for number of shares)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenues	$113,528,876	$-
Total Revenues	113,528,876	-
Cost of revenues	(91,924,102)	-
Gross profit	21,604,774	-

Operating expenses
Selling, general & administrative expenses	1,675,355	480,495
Research and development expenses	-	22,505
Total operating expenses	1,675,355	503,000

Income/(Loss) from operations	19,929,419	(503,000)

Other income/(expenses)
Other income	22,983	177
Other expenses	(252,974)	(5,002)
Total other expenses	(229,991)	(4,825)

Income/(Loss) before provision of income taxes	19,699,428	(507,825)
Provision for income taxes expenses	(5,132,394)	-

Net income/(loss)	14,567,034	(507,825)

Comprehensive income/(loss)
Net income/(loss)	$14,567,034	$(507,825)
Other comprehensive loss	-	-
Foreign currency translation adjustment	(4,235,969)	(92,173)
Total comprehensive income/(loss)	$10,331,065	$(599,998)

Income/(Loss) earnings per common share

Net income/(loss) per common share - basic	$0.68	$(0.02)
Net income/(loss) per common share - diluted	$0.68	$(0.02)

Weighted average Class A ordinary shares outstanding, basic	21,491,291	21,356,290
Weighted average Class A ordinary shares outstanding, diluted	21,491,291	21,356,290

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in US$)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income/(loss)	$14,567,034	$(507,825)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	211,435	8,283
Amortization of operating lease right-of-use asset	53,754	-
Other income	(22,009)	-
Changes in operating assets and liabilities:
Accounts receivable	(52,380,336)	-
Advances to suppliers	(22,776,614)	-
Prepayment and other current assets	(191,255)	2,498
Loan receivable from third parties	(1,180,000)	-
Inventories	18,867,723	-
Deferred tax assets	(92,161)	-
Accounts payable	28,053,220	(3,376)
Accrued expenses and other payables	8,465,054	152,233
Advances from customers	(3,663,591)	-
Deferred government grant	(4,941)	-
Operating lease liabilities	(26,584)	-
Net cash used in operating activities	(10,119,271)	(348,187)

Cash flows from investing activities
Purchase of property and equipment	(85,575)	-
Purchase of construction in progress	(394,805)	-
Net cash used in investing activities	(480,380)	-

Cash flows from financing activities
Proceeds from related parties	8,000,000	152,454
Repayment of short-term borrowings	(1,568,455)	-
Repayments to related parties	(2,086)	(9,707)
Net cash provided by financing activities	6,429,459	142,747

Effect of exchange rate changes on cash and cash equivalents	(4,604,284)	1,845
Net change in cash and cash equivalents	(8,774,476)	(203,595)
Cash and cash equivalents, beginning of the year	18,426,622	664,605
Cash and cash equivalents, end of the year	9,652,146	461,010

Supplemental cash flow information
Interest paid	$7,198	$-
Income taxes paid	$29,900	$-

Non-cash investing and financing activities
Expense paid by related party	$-	$3,092

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in US$, except for number of shares)

For the six months ended June 30, 2021

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated Deficit) /Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance as of December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(4,947,815)	$243,703	$3,692,610
Net loss	-	-	-	-	-	-	(507,825)	-	(507,825)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(92,173)	(92,173)
Balance as of June 30, 2021	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(5,455,640)	$151,530	$3,092,612

For the six months ended June 30, 2022

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated Deficit) /Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance as of December 31, 2021	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$63,659	$(1,459,779)	$413,175	$25,053,776
Net income	-	-	-	-	-	-	14,567,034	-	14,567,034
Appropriation to statutory reserve	-	-	-	-	-	284,472	(284,472)	-	-
Foreign currency translation	-	-	-	-	-	-	-	(4,235,969)	(4,235,969)
Balance as of June 30, 2022	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$348,131	$12,822,783	$(3,822,794)	$35,384,841

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands. AGM Holdings is a holding company and do not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM Technology”) in Hong Kong. AGM Technology provides advanced online trading service for financial institutions in Asian areas.

On October 13, 2015, AGM Technology incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China. On October 19, 2020, AGM Holdings also incorporated a wholly owned subsidiary, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was in China under the laws of PRC.

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”), respectively. AGM Nanjing was dissolved under the laws of China on May 19, 2020.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM Technology in providing core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries (collectively “Anyi”) and paid $400,000 in cash and issued an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the Share Exchange was $8,000,000. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi provided information accounting software technology and services for small and medium enterprises in China.

On May 19, 2020, Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”) was dissolved.

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network.

On June 17, 2021, AGM Technology incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of PRC.

On July 30, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Lab Ptd Limited (“AGM Defi Lab”) under the laws of Singapore.

On August 8, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong.

On October 21, 2021, AGM Defi Tech incorporated a wholly owned subsidiary, Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”) in China under the laws of PRC.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM Technology “)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Semiconductor provider
AGM Defi Lab Ptd Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider

AGM Technology, AGM Tianjin, AGM Beijing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, and Beijing Keen Sense, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of its financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in China (“China GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

These unaudited consolidated interim financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2021 included in the Form 20-F as filed with the SEC. The results of operations and cash flows for the six months ended June 30, 2022 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods or the full fiscal year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at June 30, 2022 and December 31, 2021 were translated at RMB6.7114 and RMB6.3757 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the six months ended June 30, 2022 and 2021 were RMB6.4835 and RMB6.4682 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At June 30, 2022 and December 31, 2021, the Company’s cash equivalents primarily consist cash in various financial institutions.

Inventories

Inventories, primarily consisting of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the six months ended June 30, 2022 and 2021.

Advances to suppliers

Advances to suppliers primarily consists of prepayments for purchase of inventories of cryptocurrency mining machines and standardized computing equipment. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of applying the prepayments to products, significant one-time events, and historical experience.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, advance to suppliers, prepayment and other current assets, short-term borrowings, accounts payable and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues.

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at June 30, 2022 and December 31, 2021. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Factoring Arrangements

The Company uses a factoring arrangement with a third party financial institution to manage working capital and cash flows (See Note 3). Under these programs, the Company transferred receivables to a financial institution. Available capacity under these programs is dependent on the level of the trade accounts receivable eligible to be sold and the financial institutions’ willingness to purchase such receivables. As such, the factoring arrangement can be reduced or eliminated at any time due to market conditions and changes in the credit worthiness of our customers, which would negatively impact our liquidity.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Property and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years

Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Asset	Residual value rate	Useful life
AGM domain name	0%	10 years

Lease Commitments

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The Company is a server and software developer, engaging in research, development and sale of server and enterprise application software, including ASIC miner, accounting software and ERP software, and the software-related after sales services.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sales of cryptocurrency mining machines and standardized computing equipment. The Company acts as a principal as it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. Revenue is recognized at a point in time when the promised goods are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products. As of June 30, 2022 and December 31, 2021, the Company’s advances from customers amounted to 38,568,323 and $42,231,914, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily contains cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses.

Operating Leases

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty.

The Company reviews all leases for capital or operating classification at their inception. The Company conducts its operations primarily under operating leases as of adoption of ASC 842 on January 1, 2021.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services.

Government grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of June 30, 2022 and December 31,2021, $158,973 and $185,923 deferred government grant was recorded, respectively. The amount of other income for the government grant recognized during the six months ended June 30, 2022 and 2021 was $22,009 and nil, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is outside Hong Kong. Therefore, the Company considers AGM Technology is not subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond under Inland Revenue Ordinance of Hong Kong.

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of June 30, 2022 and December 31, 2021, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the six months ended June 30, 2022 and 2021, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Concentration and Risks

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

b)	Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c)	Currency convertibility risk

The Company transacts some of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (the “PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the net earnings and financial position.

Net Income/(Loss) per Common Share

Basic earnings/(loss) per ordinary share is computed by dividing net earnings/(loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Note 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	December 31,
	2022	2021
Accounts receivable	$54,988,661	$2,608,325

No bad debt allowance was recorded for the six months ended June 30, 2022 and 2021.

On July 29, 2021, the Company entered into an accounts receivable factoring agreement (the “Factoring Agreement”) with Zhongyuan Bank Co.,Ltd (“Zhongyuan Bank”). The Factoring Agreement allows for up to RMB10 million in advances, which are collateralized by assigned eligible accounts receivable and are subject to funds usage, no discount, and other fees, as well as service charges. The Factoring Agreement has a scheduled term of 160 days and is subject to automatic one year extension unless written notice of intention to terminate is obtained from the Company or unapproved by both parties. The current Factoring Agreement has a maturity date on January 9, 2022. The annual interest rate of factoring is 5.60%.

In January 2022, the Company has repaid $1,568,455 (RMB10,000,000) to Zhongyuan Bank. The total interest of $41,747 (RMB 270,667) accrued and all interests were paid under the Factoring Agreement as of June 30, 2022.

Note 4 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of June 30, 2022 and December 31, 2021, inventories consisted of the following:

	June 30,	December 31,
	2022	2021
Finished goods	$3,565,417	$22,433,140

No inventory write-down was recorded for the six months ended June 30, 2022 and 2021.

Note 5 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits.

As of June 30, 2022 and December 31, 2021, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2022	2021
Prepaid input VAT	$3,023,964	$2,848,547
Prepaid expenses	-	51,301
Deposits and others	93,716	26,577
Total prepayment and other current assets	$3,117,680	$2,926,425

Note 6 - LOAN RECEIVABLE FROM THIRD PARTIES

	June 30,	December 31,
	2022	2021
Loan receivable (1)	$1,580,000	$400,000

(1)	In 2021, the Company entered into a loan agreement to lend $400,000 loan to AGM Group Ltd., who is the shareholder of the Company holding 20 class A shares. As AGM Group Ltd. (i) held less than 10% of the Company’s securities shares, (ii) was not the company’s management, (iii) could not directly or indirectly control the Company, (iv) could not significantly influence the financial and operating decisions of the Company, the Company is not regarded it as a related party. On April 5, 2022, the Company extended a $900,000 loan to AGM Group Ltd. at the interest rate of 1% for one year as working capital support.

On April 10, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000 at the interest rate of 1% for one year as working capital support.

Note 7 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2022 and December 31, 2021, property and equipment, net consisted of the following:

	June 30,	December 31,
	2022	2021
Electronic equipment	$167,572	$168,308
Office equipment	13,671	14,391
Leasehold improvement	373,441	339,657
Total property and equipment	554,684	522,356
Less: accumulated depreciation	(366,379)	(199,959)
Total property and equipment, net	$188,305	$322,397

Leasehold amortization expenses for the six months ended June 30, 2022 and 2021 were $209,391 and nil. Depreciation expenses for the six months ended June 30, 2022 and 2021 were $1,304 and $6,803, respectively. There were no disposals or impairment recorded for property and equipment for the six months ended June 30, 2022 and 2021.

Note 8 - INTANGIBLE ASSETS, NET

As of June 30, 2022 and December 31, 2021, intangible assets, net consisted of the following:

	June 30,	December 31,
	2022	2021
AGM domain name	$14,800	$14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(6,907)	(6,167)
Total intangible assets, net	7,893	8,633

For the six months ended June 30, 2022 and 2021, amortization expenses amounted to $740 and $740, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset:

Remainder of 2022	$740
2023	1,480
2024	1,480
2025	1,480
2026	1,480
Thereafter	1,233
Total	$7,893

Note 9 - RELATED PARTY TRANSACTIONS

As of June 30, 2022, related parties of the Company consisted of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun
HongKong Kisen Co., Limited	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due from related party

As of June 30, 2022 and December 31, 2021, due from related party consisted of the following:

	June 30,	December 31,
	2022	2021
Wenjie Tang	175,930	39,238
Total due from related party	$175,930	$39,238

Amounts due from related party are interest free, unsecured and could be settled on demand.

Due to related parties

The Company mainly finances its operations through proceeds borrowed from related parties. As of June 30, 2022 and December 31, 2021, due to related parties consisted of the following:

	June 30,	December 31,
	2022	2021
HongKong Kisen Co., Limited	$8,000,000	$-
Zhentao Jiang	881,593	1,119,465
Yufeng Mi	1,900	2,000
Yang Cao	89,400	94,108
Total due to related parties	$8,972,893	$1,215,573

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $8.0 million from related parties and repaid $2,086 to related parties during the six months ended June 30, 2022. The Company borrowed $152,454 from related parties and repaid $9,707 to related parties during the six months ended June 30, 2021.

Note 10 – SHORT-TERM BORROWINGS

As of December 31, 2021, the short-term borrowings were for working capital and capital expenditure purposes. Short-term borrowings include an accounts receivable factoring arrangement with a third-party financial institution of Zhongyuan Bank Co., Ltd consist of the following:

	Annual Interest Rate	Maturity (Months)	Principal	June 30, 2022	December 31, 2021
			US$	US$	US$
Short-term borrowings:
ZHONGYUAN BANK CO., LTD (1)	5.60%	January, 2022	1,568,455	-	1,568,455
Total				-	1,568,455

The interest expenses were $252,970 and $4,798 for the six months ended June 30, 2022 and 2021, respectively.

(1)	On July 29, 2021, the Company entered into a factoring agreement (see Note 3) with Zhongyuan Bank for 160 days and maturity date is January 9, 2022, $1,568,455 (RMB10,000,000) accounts receivable factoring to the bank and received accordingly amount of cash. In January 2022, the Company has repaid $1,568,455 (RMB10,000,000) to Zhongyuan Bank.

Note 11 - OPERATING LEASE

On February 1, 2021, the Company entered into a lease agreement to lease an office in Beijing with a term of two years under a lease fee of $4,392 per month.

On June 15, 2021, in order to attract enterprises for the development of the integrated circuit industry in Nanjing, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) entered into an investment agreement with Nanjing Lucun. Pursuant to the investment agreement, the Company leased an office from the Commitment with nil rental consideration for 5 years.

As mentioned above, the estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

As of June 30, 2022, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of $24,655 and nil, and the corresponding net operating lease right-of-use assets of $187,800.

	June 30,	December 31,
	2022	2021
Right-of-use assets	$187,800	$241,554

Operating lease liabilities - current	$24,655	$51,239
Operating lease liabilities - non-current	-	-
Total operating lease liabilities	$24,655	$51,239

Supplemental information related to operating leases for the six months ended June 30, 2022:

For the Six Months Ended June 30, 2022

Weighted-average remaining lease term of operating leases	3.4 years

Weighted-average discount rate of operating leases	4.74%

The following table summarizes the maturity of the operating lease liabilities as of June 30, 2022:

Operating
Lease Liabilities
Year of 2022	$25,032
Thereafter	-
Total lease payments	$25,032
Less: imputed interest	377
Present value of operating lease liabilities	24,655
Less: current obligation	24,655
Long-term obligation on June 30, 2022	$-

Note 12 – SHAREHOLDERS’ EQUITY

On July 26, 2019, the Company entered into Acquisition Agreement with Anyi Network and the shareholders of Anyi. In connection with the Acquisition Agreement, the Company acquired 100% of the equity of Anyi and pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi .

On December 14, 2020, the Company cancelled an aggregate of 475,000 ordinary shares of the Company held by Haiyan Huang, Feng Zhi and Yinglu Gao, who purchased back 100% of the equity of Anyi Network, valued at $16.00 per share.

In July 2020, the Company issued an aggregated of 40,235 Class A ordinary shares of the Company to a total of 106 non- affiliate individual investors, valued at 16.00 per share, and the Company received proceeds in a total amount of $667,901.

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company sold and transferred 5,000,000 Class A ordinary shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B ordinary shares held by Firebull Holding was cancelled accordingly.

On December 14, 2021, the Company issued 2,898,552 Class A ordinary shares to investors. For each Class A ordinary share purchased, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants. The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of US$8.3. The purchase price for one ordinary share and one-half corresponding warrant is US$6.90.

Additionally, the Company has retained FT Global Capital, Inc. (the “Placement Agent”) to act as exclusive placement agent in connection with this offering. The Company agreed to issue to the Placement Agent or its designees warrants to purchase up to 202,899 Class A ordinary shares (“Placement Agent’s Warrants”). Such Placement Agent’s Warrants will be exercisable commencing on the date of issuance at a per share price of $8.30, subject to certain adjustments, and will expire three and a half (3.5) years from the date of issuance.

As of June 30, 2022, 24,254,842 shares of class A ordinary share and 2,100,000 shares of Class B ordinary shares were issued and outstanding. As for Class B ordinary shares, each Class B ordinary share holder in the Company owns the right to vote, but shall not (i) receive the right to any dividend paid by the Company; and (ii) receive the right to any distribution of the surplus assets of the Company on its liquidation.

Note 13 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, AGM Technology and AGM Defi Tech is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is in mainland China instead of in Hong Kong, and therefore AGM Technology was considered as a PRC resident enterprise.

Cayman Islands

Under the tax laws of Cayman Islands, Anyi Network are not subject to tax on income or capital gain. In addition, payments of dividends by such entities to their shareholders are not subject to withholding tax in Cayman Islands.

Singapore

Under the tax laws of Singapore, AGM Defi Lab are subject to tax at 10% on income or capital gain.

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in China are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%.

The China EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. British Virgin Islands, where the Company is incorporated, did not have such tax treaty with China.

AGM Beijing, AGM Tianjin, Nanjing Lucun, and Beijing Keen Sense are subject to 25% China statutory tax rate.

AGM Beijing, AGM Tianjin, Beijing Keen Sense and AGM Defi Lab incurred net loss for the six months ended June 30, 2022.

The provision for income taxes consisted of the following:

	For the Six Months Ended
	June 30,
	2022	2021
Current	$(5,234,457)	$-
Deferred	102,063	-
Total	$(5,132,394)	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Six Months Ended
	June 30,
	2022	2021
Statutory income tax rate	25%	25%
Tax effect of different tax rates in other jurisdictions	1%	(14)%
Changes in valuation allowance	0%	(11)%
Effective tax rate	26%	0%

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Six Months Ended
	June 30,
	2022	2021
PRC Region	$408,253	$202,363
HK Region	-	289,233
Total cumulative net operating loss carry-forward from continuing operation	$408,253	$491,597

Components of the Company’s net deferred tax assets are set forth below:

	June 30,	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carry-forwards	$221,195	$129,034
Total of deferred tax assets	221,195	129,034
Less: valuation allowance	-	-
Net deferred assets	$221,195	$129,034

As of June 30, 2022 and December 31, 2021, deferred tax assets of the Company were of $221,195 and $129,034, respectively, which was consisted of net operating loss carry-forwards. As of June 30, 2022, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable, and therefore, no valuation allowance was accrued accordingly.

Accounting for Uncertainty in Income Taxes

The Company and certain subsidiaries are established in various foreign countries with significant operations located in China. The Company might not be subject to PRC income tax and did not pay any income tax to PRC however it is uncertain as to whether China tax authority may take different views about the Company’s tax positions which may lead to additional tax liabilities.

The tax authority of China Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in China after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether China tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the six months ended June 30, 2022 and 2021, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in accrued expenses and other current liabilities on the Consolidated Balance Sheets for the six months ended June 30, 2022 and 2021.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Six Months Ended
	June 30,
	2022	2021
Gross beginning balance	$2,960,155	$1,638,673
Gross increase to tax positions in the current period	4,252,847	-
Gross increase to tax position in the prior period	-	-
Gross decrease to tax position in the prior period	-	-
Lapse of statute limitations	-	-
Gross ending balance	$7,213,002	$1,638,673

There were no interests and penalties in relation to the Company uncertain tax positions for the six months ended June 30, 2022 and 2021.

Note 14 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. As of June 30, 2022 and December 31, 2021, substantially all of the Company’s cash were placed with high credit quality financial institutions. The Company have not experienced any losses in such accounts during the six months ended June 30, 2022. As for accounts receivable, almost all of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, the Company believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also perform ongoing credit evaluations of customers to help further reduce potential credit risk.

Customers

For the six months ended June 30, 2022, five customers accounted for 32%, 15%, 15%, 13% and 12% of the Company’s revenues, respectively. For the six months ended June 30, 2021, no customers accounted for more than 10% of the Company’s revenues.

As of June 30, 2022, the Company had accounts receivable of $54,988,661, and three customers accounted for 72%, 16%, 11% of the Company’s accounts receivable, respectively. As of December 31, 2021, the Company had accounts receivable of $2,608,325, and two customers accounted for 60% and 40% of the Company’s accounts receivable, respectively.

Suppliers

For the six months ended June 30, 2022, four suppliers accounted for 49%, 13%, 13% and 11% of the Company’s cost of revenues, respectively. For the six months ended June 30, 2021, no supplier accounted for more than 10% of the Company’s cost of revenues.

As of June 30, 2022, the Company had accounts payable balance of $42,169,789, and three suppliers accounted for 28%, 24% and 25% of the Company’s accounts payable, respectively. As of December 31, 2021, the Company had accounts payable of $14,116,569, and three suppliers accounted for 37%, 31%, 31% of the Company’s accounts payable, respectively.

Note 15 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 19, 2022, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.